Exhibit No. 99.1
Rodolfo Gaona No. 86 Piso 4
Col. Lomas de Sotelo
Mexico, D.F. 11200
FOR IMMEDIATE RELEASE
SATMEX AUCTION PROCESS SUSPENDED
MEXICO CITY — June 8, 2007 — Satélites Mexicanos, S.A. de C.V. (“Satmex” or the “Company”), Mexico’s leading satellite service provider, today announced that the Technical Committee charged with exploring the sale of the shares representing its capital stock has informed the Board of Directors that it is currently suspending the sale process of the Company.
The Technical Committee believes it is in the best interests of the beneficial holders of Satmex’s stock to suspend the auction process since the bids generated to date do not adequately meet the requirements of the Technical Committee and expectations of the parties. The Technical Committee, which was organized under the Equity Trust that holds the majority of Satmex’s stock, commenced the sale process in January 2007.
In the near term, Satmex, its Board of Directors and the Technical Committee intend to focus energy on finalizing various negotiations that may positively impact Satmex’s operational capacity and its shareholder value, and continuing to improve Satmex’s operational efficiencies, performance and market share.
Luis Rebollar, Chairman of Satmex’s Board, stated “We believe Satmex is a valuable asset. There are a number of opportunities available to Satmex that should help us maximize value and we will be evaluating these in the coming months.” Mr. Rebollar further stated “In the meantime, our management team and independent Board are committed to ensuring that Satmex continues to offer premier satellite services to our customers.”
The Company and the Technical Committee expect to complete their review of various alternatives during the next several months. However, there can be no assurance that this process will result in a sale transaction or enhanced value.
Safe Harbor Disclosure: This press release contains forward-looking statements within the meaning of the Securities Act of 1933 and of the Securities Exchange Act of 1934. Such forward-looking statements include, but are not limited to, those related to Satmex’s future performance. Forward-looking statements are not intended to be a guarantee of future results, but instead constitute Satmex’s current expectations based on reasonable assumptions. Actual results could differ materially from those stated in Satmex’s forward-looking statements due to risks, uncertainties and other factors. Important factors that could affect actual results are discussed in Satmex’s filings with the Securities and Exchange Commission, including, but not limited to, the risks discussed under Item 3 “Risk Factors” in Satmex’s 2005 Annual Report on Form 20-F. Readers are encouraged to read Satmex’s filings to learn more about the risk factors associated with Satmex’s business. Satmex undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
CONTACTS:
Raúl Cisneros, CEO, Satmex at +5255-2629-5889 or Alfonso Maza, CFO, Satmex at +5255-2629-[5808]. www.satmex.com